                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                              WMS INDUSTRIES INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.50 per share
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                         (Title of Class of Securities)


                                   929297109
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                                 (CUSIP Number)

                               Louis J. Nicastro
                                Neil D. Nicastro
                           800 South Northpoint Blvd.
                               Waukegan, IL 60085
                           Telephone: (847) 785-3000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 14, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 5 Pages)

CUSIP NO. 929297109               13D                          PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
             Louis J. Nicastro
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

             Not Applicable
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                       4,632
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     8,061,200
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                       4,632
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                        -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     8,065,832
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             25.0%
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14   TYPE OF REPORTING PERSON (See Instructions)

              IN
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

CUSIP NO. 929297109               13D                          PAGE 3 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

                        Neil D. Nicastro
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

             Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                         14
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     8,061,200
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         14
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                        -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     8,066,214
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             25.0%
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14   TYPE OF REPORTING PERSON (See Instructions)

              IN
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
CUSIP NO.  929297109                 13D                       PAGE 4 OF 5 PAGES

         This Amendment No. 6 hereby amends the Statement on Schedule 13D, as amended by amendments previously filed by Louis J. Nicastro and Neil D. Nicastro with respect to the common stock, par value $0.50 per share ("Common Stock"), of WMS Industries Inc., a Delaware corporation (the "Company"). Only the items specifically included below are amended, and the remainder of the Statement on
Schedule 13D, as previously amended, is unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         On June 14, 2001, the Company purchased from Louis J. Nicastro for $7.3 million his options to purchase 500,000 shares of Common Stock.

         As previously reported, pursuant to a Voting Proxy Agreement (the "Proxy Agreement") effective as of August 25, 1995 among the Company, the Reporting Persons, Sumner M. Redstone and National Amusements, Inc., the Reporting Persons have been appointed, individually, as proxy holders to vote the Common Stock beneficially owned by Sumner M. Redstone (currently 8,061,200 shares) in order to facilitate compliance by the Company with certain regulations of Nevada gaming authorities for licensure as a manufacturer and distributor of gaming devices, pending the approval of an application of Sumner
M. Redstone, which has been filed with the Nevada gaming authorities. Sumner M. Redstone is a citizen of the United States of America with a business address at 200 Elm Street, Dedham, Massachusetts 02026, and National Amusements, Inc. is a Maryland corporation with a business address at 200 Elm Street, Dedham, Massachusetts 02026.

       Louis J. Nicastro may be deemed the beneficial owner of 8,065,832 shares, or approximately 25.0% of the issued and outstanding shares of Common Stock (based upon 32,208,622 shares of Common Stock outstanding on June 18, 2001). Louis J. Nicastro has shared voting power with respect to 8,061,200 of such shares, but he does not have sole or shared dispositive power with respect to these 8,061,200 shares. Mr. Nicastro has sole voting and dispositive power with respect to 4,632 of such shares.

       Neil D. Nicastro may be deemed the beneficial owner of 8,066,214 shares, or approximately 25.0% of the issued and outstanding shares of Common Stock (based upon 32,208,622 shares of Common Stock outstanding on June 18, 2001). Neil D. Nicastro has shared voting power with respect to 8,061,200 of such shares, but he does not have sole or shared dispositive power with respect to these 8,061,200 shares. Mr. Nicastro has sole voting and dispositive power with respect to 14 of such shares and beneficially owns another 5,000 shares which may be acquired by him pursuant to stock options.

CUSIP NO. 929297109                 13D                        PAGE 5 OF 5 PAGES

       Based solely upon information contained in a Form 4 filed on for June 2000 and Amendment No. 21, dated April 27, 2000 to the Statement on Schedule 13D filed by Sumner M. Redstone with the Securities and Exchange Commission (the "Redstone 13D"), Mr. Redstone is the beneficial owner, with sole dispositive power and shared voting power, of 4,577,300 shares of the issued and outstanding Common Stock. As a result of his stock ownership in National Amusements, Inc., Mr. Redstone is deemed the beneficial owner of an additional 3,483,900 shares of Common Stock, for a total of 8,061,200 shares of Common Stock, or approximately 25.0% of the issued and outstanding shares of Common Stock of the Company (based upon 32,208,622 shares of Common Stock outstanding on June 18, 2001).

       Based solely upon information contained in the Redstone 13D, National Amusements, Inc. is the beneficial owner, with sole dispositive and shared voting power, of 3,483,900 shares, or approximately 10.8% of the issued and outstanding Common Stock (based upon 32,208,622 shares of Common Stock outstanding on June 18, 2001).

        During the past 60 days, the only transaction that either of the Reporting Persons participated in with respect to the Common Stock was the transaction reported herein.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.



/s/ Louis J. Nicastro
----------------------------------                   June 19, 2001
    Louis J. Nicastro



/s/ Neil D. Nicastro
----------------------------------                   June 19, 2001
    Neil D. Nicastro